CUSIP No. ______________                             13G
Page 3 of __ Pages


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            _________

                          SCHEDULE 13G
                         (Rule 13d-102)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b)(c), AND (d) AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    NAM TAI ELECTRONICS, INC.
                        (Name of Issuer)

                    Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                           629865 205
                         (CUSIP Number)

                         August 28, 1999
     (Date of Event Which Requires Filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)
      Rule 13d-1(c)
      Rule 13d-1(d)
_________________________________________________________________
1.   NAME OF REPORTING PERSON - Peter R. Kellogg
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)
                                                  (b)  X
_________________________________________________________________
3.   SEC USE ONLY
_________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION              USA
_________________________________________________________________
NUMBER OF      5.   SOLE VOTING POWER NUMBER OF SHARES
SHARES         _______565,300_______________________________
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY       __________________________________________________
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING      _______565,300____________________________________
PERSON WITH    8.   SHARED DISPOSITIVE POWER
_________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

_______________________565,300___________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
_________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   6.11%
_________________________________________________________________
12.  TYPE OF REPORTING PERSON                          IN
_________________________________________________________________
Item 1.
     Item 1(a): Name of Issuer: NAM TAI ELECTRONICS, INC.
     Item 1(b): Address of Issuer's Principal Executive Offices:
                    Suite 503-999 West Hasting Street
                    Vancouver BC
                    A1
                    6046697800
Item 2.
     Item 2(a): Name of Person Filing: Peter R. Kellogg

          This statement contains information regarding shares of Common Stock owned by IAT Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned by IAT.
Although shares of Common Stock owned by IAT may be deemed to be beneficially owned by Mr. Kellogg, the filing of this statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that IAT, or any other person(s) referred herein constitute a "group" with the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder.

     Item 2(b): Address of Principal Business Office or, if None,
          Residence:     120 Broadway, New York, NY 10271


     Item 2(c): Citizenship:  USA
     Item 2(d): Title of Class of Securities:
                 Common Stock, $0.01 Par Value

     Item 2(e): CUSIP Number: 629865205

Item 3.   If this statement is filed pursuant to Rules 13d-1(b),
          or 13d-2(b) or (c), check whether the person filing is
          a:
     (a)  Broker or dealer registered under Section 15 of the
           Exchange Act,
     (b)  Bank as defined in Section 3(a)(6) of the Exchange Act,
     (c)  Insurance company as defined in Section 3(a)(19) of the
           Exchange Act,
     (d) Investment Company registered under Section 8 of the Investment Company Act,
     (e)  An investment adviser in accordance with Rule 13d-
           1(b)(1)(ii)(E),
     (f)  An employee benefit plan or endowment fund in
           accordance with Rule 13d-1(b)(1)(ii)(F),
     (g)  A parent holding Company, or control person in
          accordance with Rule 13d-1(b)(ii)(G),
     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j)  Group, in accordance with Rule 13d-1(b)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4.   Ownership:
     (a)  Amount Beneficially Owned: 565,300
     (b)  Percent of Class: 6.11%
     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or to direct the vote: 565,300
          (ii)  Shared power to vote or direct the vote:  N/A
          (iii) Sole power to dispose or direct the disposition
                Of: 565,300
          (iv)  Shared power to dispose or to direct the
                Disposition of: N/A
Item 5.Ownership of Five Percent or Less of a Class.     N/A
Item 6.Ownership of More Than Five Percent on Behalf of Another
       Person.   N/A
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company.    N/A
Item 8.Identification and Classification of Members of the
       Group.    N/A
Item 9.Notice of Dissolution of Group:    N/A
Item 10.    Certification.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   September 1, 1999
                                   Date

                                   Peter R. Kellogg
                                   Signature